                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                  SCHEDULE 13D

                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                                 ORANGE-CO, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.50 PAR VALUE
                         (Title of Class of Securities)


                                    684177108
                                 (CUSIP Number)

                                GREGG M. ZEITLIN
                      RESERVOIR CAPITAL MANAGEMENT, L.L.C.
                               650 MADISON AVENUE
                                   26TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 610-9000

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 27, 1999
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                               Page 1 of 15 Pages

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 2 of 15 Pages

13D
CUSIP No. 684177108

         (1)      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                  Reservoir Capital Management, L.L.C.
- --------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a)  [  ]
                                                                     (b)  [x]
- --------------------------------------------------------------------------------
         (3)      SEC USE ONLY

- --------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS **

                                    WC
- --------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [  ]

- --------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
- -------------------------------------------------------------------------------

NUMBER OF                  (7)      SOLE VOTING POWER

                                                  5,405,660
SHARES             -------------------------------------------------------------
BENEFICIALLY               (8)      SHARED VOTING POWER


OWNED BY           -------------------------------------------------------------

EACH                       (9)      SOLE DISPOSITIVE POWER

                                            5,405,660
REPORTING          -------------------------------------------------------------
PERSON WITH                (10)     SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                                                 5,405,660
- --------------------------------------------------------------------------------
         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES **             [ ]

- --------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            52.4%
- --------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON **
                                            OO
- --------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 3 of 15 Pages

13D
CUSIP No. 684177108

         (1)      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                  Reservoir Capital Group, L.L.C.
- --------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a)  [  ]
                                                                     (b)  [x]
- --------------------------------------------------------------------------------
         (3)      SEC USE ONLY

- --------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS **

                                    WC
- --------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [  ]

- --------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
- --------------------------------------------------------------------------------

NUMBER OF                  (7)      SOLE VOTING POWER

                                            5,405,660
SHARES             -------------------------------------------------------------
BENEFICIALLY               (8)      SHARED VOTING POWER


OWNED BY           -------------------------------------------------------------
EACH                       (9)      SOLE DISPOSITIVE POWER

                                            5,405,660
REPORTING          -------------------------------------------------------------
PERSON WITH                (10)     SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                                                 5,405,660
- --------------------------------------------------------------------------------
         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES **             [  ]

- --------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            52.4%
- --------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON **
                                            OO
- --------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 4 of 15 Pages

13D
CUSIP No. 684177108

         (1)      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Reservoir Capital Partners, L.P.
- --------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a)  [  ]
                                                                     (b)  [x]
- --------------------------------------------------------------------------------
         (3)      SEC USE ONLY

- --------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS **

                                    WC
- --------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [  ]

- --------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
- --------------------------------------------------------------------------------

NUMBER OF                  (7)      SOLE VOTING POWER

                                            4,634,272
SHARES             -------------------------------------------------------------

BENEFICIALLY               (8)      SHARED VOTING POWER


OWNED BY           -------------------------------------------------------------
EACH                       (9)      SOLE DISPOSITIVE POWER


                                            4,634,272
REPORTING          -------------------------------------------------------------

PERSON WITH                (10)     SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                                     4,634,272
- --------------------------------------------------------------------------------
         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES **             [  ]

- --------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    44.9%
- --------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON **
                                            PN
- --------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 5 of 15 Pages

13D
CUSIP No. 684177108

         (1)      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Reservoir Capital Associates, L.P.
- --------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a)  [  ]
                                                                     (b)  [x]
- --------------------------------------------------------------------------------
         (3)      SEC USE ONLY

- --------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS **

                                    WC
- --------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [  ]

- --------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
- --------------------------------------------------------------------------------

NUMBER OF                  (7)      SOLE VOTING POWER

                                            12,433
SHARES             -------------------------------------------------------------

BENEFICIALLY               (8)      SHARED VOTING POWER


OWNED BY           -------------------------------------------------------------
EACH                       (9)      SOLE DISPOSITIVE POWER


                                            12,433
REPORTING          -------------------------------------------------------------

PERSON WITH                (10)     SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                                     12,433
- --------------------------------------------------------------------------------
         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES **             [  ]

- --------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.1%
- --------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON **
                                            PN
- --------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 6 of 15 Pages

13D
CUSIP No. 684177108

         (1)      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Reservoir Capital Master Fund, L.P.
- --------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a)  [  ]
                                                                     (b)  [x]
- --------------------------------------------------------------------------------
         (3)      SEC USE ONLY

- --------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS **

                                    WC
- --------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [  ]

- --------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands
- --------------------------------------------------------------------------------

NUMBER OF                  (7)      SOLE VOTING POWER

                                            758,955
SHARES             -------------------------------------------------------------

BENEFICIALLY               (8)      SHARED VOTING POWER


OWNED BY           -------------------------------------------------------------
EACH                       (9)      SOLE DISPOSITIVE POWER


                                            758,955
REPORTING          -------------------------------------------------------------

PERSON WITH                (10)     SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                                     758,955
- --------------------------------------------------------------------------------
         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES **             [  ]

- --------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    7.4%
- --------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON **
                                            PN
- --------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 7 of 15 Pages

13D
CUSIP No. 684177108

         (1)      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  OJ Acquisition Corp.
- --------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a)  [  ]
                                                                     (b)  [x]
- --------------------------------------------------------------------------------
         (3)      SEC USE ONLY

- --------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS **

                                    WC
- --------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [  ]

- --------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Florida
- --------------------------------------------------------------------------------

NUMBER OF                  (7)      SOLE VOTING POWER

                                            5,405,660
SHARES             -------------------------------------------------------------

BENEFICIALLY               (8)      SHARED VOTING POWER


OWNED BY           -------------------------------------------------------------
EACH                       (9)      SOLE DISPOSITIVE POWER


                                            5,405,660
REPORTING          -------------------------------------------------------------

PERSON WITH                (10)     SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                                     5,405,660
- --------------------------------------------------------------------------------
         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES **             [  ]

- --------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    52.4%
- --------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON **
                                            CO
- --------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 8 of 15 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Statement constitutes Amendment No. 4 to the Schedule 13D (as originally filed and amended, the "Schedule 13D") filed by Reservoir Capital Management, L.L.C., a Delaware limited liability company ("RCM"), Reservoir Capital Group, L.L.C., a Delaware limited liability company ("RCG"), Reservoir Capital Partners, L.P., a Delaware limited partnership ("RCP"), Reservoir Capital Associates, L.P., a Delaware limited partnership ("RCA"), and Reservoir Capital Master Fund, L.P., a limited partnership organized under the laws of the Cayman Islands ("RCMF"), and an initial filing by OJ Acquisition Corp., a Florida corporation ("OJA"), with respect to the beneficial ownership of shares of common stock, par value $.50 per share (the "Common Stock"), of Orange-co, Inc., a Florida corporation (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

         In this Statement, each of RCM, RCG, RCP, RCA, RCMF and OJA may be referred to as a "Reporting Person," and collectively as the "Reporting Persons."

         Other than as set forth herein, there has been no material change in the information set forth in Items 1 through 7 of the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Schedule 13D is amended to add the following paragraph at the end of paragraph 8:

         This Statement is also being filed by OJA.

         OJA is a newly incorporated Florida corporation, 85.73%-owned by RCP, 0.23%-owned by RCA and 14.04%-owned by RCMF. To date, OJA has not conducted any business other than that incident to its formation, the purchase of the BHG Shares and the execution and delivery of the Merger Agreement (as hereinafter defined) and the transactions contemplated thereunder. The address of OJA's principal business and principal office is 650 Madison Avenue, 26th Floor, New York, New York 10022.

         Information regarding the directors and executive officers of OJA is set forth on Schedule II attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule II, all such persons are citizens of the United States.

         During the last five years, the Reporting Persons or, to the best knowledge of the Reporting Persons, any person named in Schedule II has not been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Schedule 13D is amended to add the following paragraph at the end of paragraph one:

         On September 24, RCG, through OJA, exercised the option granted to it pursuant to the Reservoir Letter of Intent (and any extensions thereof) and purchased the BHG

                               Page 9 of 15 Pages

Shares with working capital for an aggregate cost of $37,839,620. At the time of the Merger, Parent may refinance such purchase with debt secured by grove-related assets.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is amended to add the following paragraph at the end of paragraph ten:

         On September 27, 1999, pursuant to the Reservoir Letter of Intent, the Extension Letter, the Second Extension Letter and the Third Extension Letter, RCG, through OJA, acquired 5,405,660 shares (52.4%) of the Company from BHG for a cash price of $7.00 per BHG Share. At the same time, RCP, RCMF, RCA and OJA entered into a Merger Agreement with the Company (the Merger Agreement is attached as Exhibit 5 and is incorporated by reference). The Merger Agreement provides for a cash tender offer by OJA (the "Offer"), which will commence on October 1, 1999, to acquire any and all the outstanding common shares of the Company, not owned by OJA, at $7.00 per share in cash for a total of approximately $34 million. Under the Merger Agreement, following the Offer, OJA would merge with and into the Company, with each remaining share not held by OJA exchanged for $7.00 per share.

         The Merger Agreement gives RCA, RCP, RCMF and OJA the right to appoint a majority of the Company's Board of Directors; however, at this date, they have no plans to exercise this right.

         At the time the Merger Agreement was signed, the Company and Pasco entered into an Asset Purchase Agreement whereby a subsidiary of Pasco purchased and paid for the assets and assumed certain liabilities associated with the Company's food service business, including the working capital related thereto for approximately $18 million, plus the cost of such working capital. Following the satisfaction of certain conditions set forth in set forth in the Asset Purchase Agreement, including the approval of a majority of the Company's shareholders, Pasco will then acquire Orange-co's citrus processing and packing business, including certain working capital related thereto.

         In connection with the Asset Purchase Agreement, RCA, RCP, RCMF and OJA entered into an Agreement with Pasco (the "Agreement"; the Agreement is attached as Exhibit 6 and is incorporated by reference) pursuant to which they agreed to vote all Shares in favor of the Asset Purchase Agreement. In addition, RCA, RCP, RCMF and OJA agreed to (i) refrain from taking any action that would reasonably be expected to prevent, interfere with or materially delay, the consummation of the Merger, and (ii) at any time after January 1, 2000, upon request of Pasco, cause the Company to waive the condition in the Asset Purchase Agreement that the Merger be consummated prior to the final closing under the Asset Purchase Agreement. RCA, RCP, RCMF and OJA also agreed to refrain from taking any action that would reasonably be expected to prevent, materially interfere with or materially delay (a) the Company's compliance with or performance of any of its covenants and agreements set

                              Page 10 of 15 Pages
forth in the Asset Purchase Agreement or related documents or (b) the satisfaction of conditions to Pasco's obligations under the Asset Purchase Agreement. In addition, until the final closing under the Asset Purchase Agreement, OJA agreed not to dispose of any of its Shares or any interest therein, except in each case to a transferee or pledgee who agrees pursuant to an instrument reasonably satisfactory to Pasco to become bound by the obligations of OJA under the Agreement upon transfer or foreclosure. RCA, RCP, RCMF and Purchaser also agreed that if on or before January 1, 2000 the Company has not caused a meeting of shareholders of the Company to have been held and proxy or information materials required in connection therewith to be mailed, then they will promptly cause the Company to take such actions to the extent required to consummate the Asset Purchase Agreement.

         Also, the Company announced that the Fruit Purchase Agreement between BHGI and Pasco and the Consulting and Non-Compete Agreement between Pasco and BHGIII were entered into on the same date that the Merger Agreement, the Asset Purchase Agreement and the Side Agreement were executed.

         In connection with the transactions contemplated by the Merger Agreement, on September 27, 1999, the Company paid the outstanding balance of $21,774,689 (including interest and premium) on its loan from John Hancock Mutual Life Insurance Company.

         On September 16, 1999, Farm Credit of Southwest Florida, ACA agreed to consent to and waive, subject to certain conditions, any defaults under either the loan agreement dated April 19, 1993 by and between Farm Credit and the Company and all amendments thereto and the loan agreement made in conjunction with loans dated June 30, 1998 by and between Farm Credit of South Florida, ACA and the Company, caused by the Merger Agreement or the Asset Purchase Agreement or any of the transactions contemplated by either agreement.

         On September 23, 1999, the Company received a letter from SunTrust Bank, Central Florida, N.A., pursuant to which SunTrust Bank agreed, subject to certain conditions, to temporarily waive certain sections of the loan agreement, dated as of June 16, 1993 by and among SunTrust Bank and the Company, that would trigger a default under such agreement if the transactions contemplated by either the Merger Agreement or the Asset Purchase Agreement occurred without such a waiver. As a condition to such temporary waiver, the Company was required to provide SunTrust Bank with a mortgage lien and security interest in certain processing plant and related assets, which mortgage will be recorded if the entire outstanding principal balance of the lien, together with accrued but unpaid interest is not paid in full by November 30, 1999.

         Currently, the Company's Common Stock is listed on the New York Stock Exchange ("NYSE"). The purchase of the Shares pursuant to the Offer may and the merger will cause the Shares to be delisted under the published guidelines of the NYSE.

         The Company's Common Stock is currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may and the merger will result in the Common Stock becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by the Company to the Commission if its Common Stock is not listed on a "national securities exchange" and there are fewer than 300 record holders of such stock.

                              Page 11 of 15 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Schedule 13D is amended to replace paragraphs (a), (b) and (c) in their entirety:

                  (a) Each of RCM and RCG beneficially own 5,405,660 shares (52.4%) of the Common Stock of the Company. RCP beneficially owns 4,634,272 shares (44.9%) of the Common Stock of the Company. RCA beneficially owns 12,433 shares (0.1%) of the Common Stock of the Company. RCMF beneficially owns 758,955 shares (7.4%) of the Common Stock of the Company. OJA beneficially owns 5,405,660 shares (52.4%) of the Common Stock of the Company.

                  (b) RCM and RCG each have the sole power to vote, direct the voting of, dispose of and direct the disposition of 5,405,660 shares of Common Stock of the Company. RCP has the sole power to vote, direct the voting of, dispose of and direct the disposition of 4,634,272 shares of the Common Stock of the Company. RCA has the sole power to vote, direct the voting of, dispose of and direct the disposition of 12,433 shares of the Common Stock of the Company. RCMF has the sole power to vote, direct the voting of, dispose of and direct the disposition of 758,955 shares of the Common Stock of the Company. OJA has the sole power to vote, direct the voting of, dispose of and direct the disposition of 5,405,660 shares of the Common Stock of the Company.

                  (c) Except as described in Item 4 above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons referred to in Schedule I or Schedule II attached hereto, has effected any transactions in the Common Stock during the past 60 days.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is amended to add the following paragraph at the end of paragraph one:

         On September 27, 1999, the Reporting Persons entered into the Merger Agreement and the Agreement. See Item 4 above.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


         Item 7 of the Schedule 13D is amended to add the following exhibits:

         Exhibit 5. Merger Agreement, dated as of September 27, 1999, by and among, the Company, RCP, RCA, RCMF and OJA.

         Exhibit 6. Agreement, dated as of September 27, 1999, by and among RCP, RCA, RCMF, OJA and Pasco.





                              Page 12 of 15 Pages

ITEM 8.  SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this Amendment No. 4 to the Schedule 13D is true, complete and correct and agrees that this statement is filed on behalf of each of them.



Dated:  September 30, 1999

                              Page 13 of 15 Pages

                                            RESERVOIR CAPITAL MANAGEMENT, L.L.C.

                                            By:   /s/ Daniel H. Stern
                                               --------------------------------
                                            Name:   Daniel H. Stern
                                            Title:   President



                                            RESERVOIR CAPITAL GROUP, L.L.C.

                                            By:   /s/ Daniel H. Stern
                                               --------------------------------
                                            Name:   Daniel H. Stern
                                            Title:   President


                                            RESERVOIR CAPITAL PARTNERS, L.P.

                                            By: Reservoir Capital Group, L.L.C.,
                                            General Partner

                                            By:   /s/ Daniel H. Stern
                                               --------------------------------
                                            Name:   Daniel H. Stern
                                            Title:   President


                                            RESERVOIR CAPITAL ASSOCIATES L.P.

                                            By: Reservoir Capital Group, L.L.C.,
                                            General Partner

                                            By:   /s/ Daniel H. Stern
                                               --------------------------------
                                            Name:   Daniel H. Stern
                                            Title:   President


                                            RESERVOIR CAPITAL MASTER FUND, L.P.

                                            By: Reservoir Capital Group, L.L.C.,
                                            General Partner

                                            By:   /s/ Daniel H. Stern
                                               --------------------------------
                                            Name:   Daniel H. Stern
                                            Title:   President


                                            OJ ACQUISITION CORP.

                                            By:  /s/ Gregg M. Zeitlin
                                               --------------------------------
                                            Name:   Gregg M. Zeitlin
                                            Title:   President


                               Page 14 of 15 Pages

                                                                     SCHEDULE II



                  CONTROL PERSONS AND EXECUTIVE OFFICERS OF OJA

         The names, present principal occupations and business addresses of the directors and executive officers of OJA are set forth below. The director's or executive officer's business address is that of OJA. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the OJA. Each of the named individuals is a citizen of the United States of America.
- ------------------------------------------------------------------------



DIRECTORS

 Daniel H. Stern                                       Chairman of the Board; President and Chief Executive Officer and Senior
                                                       Managing Member of Reservoir Capital Management, L.L.C.; President and Chief
                                                       Executive Officer of Reservoir Capital Group, L.L.C.

 Craig A. Huff                                         Co-President; Managing Member and Managing
                                                       Director of Reservoir Capital Management, L.L.C.;
                                                       Managing Director of Reservoir Capital Group, L.L.C.

 Gregg M. Zeitlin                                      Co-President; Managing Member and Managing
                                                       Director of Reservoir Capital Management, L.L.C.;
                                                       Managing Director of Reservoir Capital Group, L.L.C.

OFFICERS

 Daniel H. Stern                                       See information under Directors.

 Craig A. Huff                                         See information under Directors.

 Gregg M. Zeitlin                                      See information under Directors.

 Celia Felsher                                         Secretary; Secretary and General Counsel of
                                                       Reservoir Capital Management, L.L.C.; Secretary
                                                       and General Counsel of Reservoir Capital Group, L.L.C.

 Sal DiFranco                                          Treasurer; Chief Financial Officer and
                                                       Treasurer of Reservoir Capital Management,
                                                       L.L.C.; Chief Financial Officer and Treasurer of
                                                       Reservoir Capital Group, L.L.C.

                              Page 15 of 15 Pages